COPPER NORTH MINING CORP.

I, Scott Casselman of Whitehorse Yukon, do hereby certify as author of this “2011 Qualifying Report for the Carmacks Copper Deposit, Yukon Territory”, dated 17 October, 2011, make the following statements:

  I am a consulting geologist, employed by Casselman Geological Services Ltd, 33 Firth Road, Whitehorse, Yukon, Y1A 4R5.

  I have a B.Sc. in Geology from the Carleton University of Ottawa, obtained in 1985.

  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #20032.

  I have practiced my profession in mineral exploration continuously since 1985. I have over twenty five years of experience in mineral exploration.

  I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43- 101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  I am responsible for all sections except for section 14 of the Technical Report.

  I was field supervisor on this project as an independent consultant from July 10 to October 21, 2006, from February 3 to October 16, 2007 and from March 31 to May 30, 2008. I most recently visited the Carmacks property on June 29, 2011.

  As of the date of this Certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  I am independent of the Issuer as described in Section 1.5 NI 43-101.

  I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 17th day of October, 2011 at Whitehorse, Yukon.

“signed and sealed”
Scott Casselman, P.Geo.
Geologist
Casselman Geological Services Ltd